Exhibit 4.21
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12
OF THE SECURITIES EXCHANGE ACT
As of September 30, 2019, Great Western Bancorp, Inc. (“we,” “our” or “Company”) has only one class of securities registered under the Securities Exchange Act of 1934, as amended, consisting of our common stock, par value $0.01 per share (“Common Stock”). The following description of our Common Stock is a summary only and does not purport to be complete, as such description is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate”) and our Amended and Restated Bylaws (the “Bylaws”), which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K. The Company encourages you to read the Certificate, the Bylaws and the applicable provisions of the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code, for additional information.
General
Our authorized capital stock consists of 500,000,000 shares of Common Stock, 50,000,000 shares of non-voting common stock, par value $0.01 per share (“Non-Voting Common Stock”) and 15,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The authorized but unissued shares of our capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. As of September 30, 2019, there were 56,283,659 shares of Common Stock issued and outstanding, and no shares of Non-Voting Common Stock or Preferred Stock were issued and outstanding. All of our issued and outstanding shares of Common Stock are fully paid and non-assessable.
Description of Common Stock
Relationship to Non-Voting Common Stock
Subject to the rights and preferences granted to holders of the Preferred Stock then outstanding, if any, and except with respect to voting rights, conversion rights and certain distributions of our capital stock as stock dividends, holders of our Common Stock and holders of our Non-Voting Common Stock then outstanding, if any, will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information we may distribute with respect to such meetings. Shares of our Non-Voting Common Stock, if issued in the future, would have the right to convert into an equal number of shares of our Common Stock under certain circumstances.
Dividends
Holders of our Common Stock and holders of our Non-Voting Common Stock then outstanding, if any, are equally entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared on, or effected with respect to, our Common Stock or Non-Voting Common Stock then outstanding, if any, unless the shares of Common Stock and Non-Voting Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of Common Stock or Non-Voting Common Stock, shares of Common Stock shall only be entitled to receive shares of Common Stock and shares of Non-Voting Common Stock shall only be entitled to receive shares of Non-Voting Common Stock. The ability of our Board of Directors to declare and pay dividends on our Common Stock and Non-Voting Common Stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including Preferred Stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our wholly owned banking subsidiary, Great Western Bank, on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from Great Western Bank.

Exhibit 4.21
Voting Rights
Each holder of Common Stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, including the election of directors, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Preferred Stock. Holders of Common Stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. Holders of our Non-Voting Common Stock then outstanding, if any, do not have any voting power and are not entitled to vote on any matter, except as otherwise required by law and as described herein. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of our Common Stock or Non-Voting Common Stock then outstanding, if any, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our Certificate that adversely affects the rights, preferences or privileges of our Common Stock or Non-Voting Common Stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable.
Holders of our Common Stock may not take action by written consent.
Liquidation Rights
In the event of the liquidation, dissolution or winding up of the Company, holders of our Common Stock and holders of our Non-Voting Common Stock then outstanding, if any, are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Preferred Stock. Because we are a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.
Preemptive and Other Rights
Holders of our Common Stock are not entitled to any preemptive, subscription, redemption, exchange or conversion rights, and no sinking fund will be applicable to the Common Stock.
Transactions with “Interested Stockholders”
We have expressly elected in our Certificate to be subject to and governed by Section 203 of the Delaware General Corporation Law which generally prohibits a person qualifying as an “interested stockholder” from entering into a transaction for a “business combination” with us unless, subject to certain exceptions, such transaction is first approved by our Board of Directors. An “interested stockholder” is generally defined as any person who owns 15% or more of our outstanding voting stock.
Listing
Our Common Stock is listed for trading on the New York Stock Exchange under the trading symbol “GWB.”